Offering Statement for Targeted Shopping Solutions, Inc. (“acQyr eXchange”)

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   Targeted Shopping Solutions, Inc.

   9938 Longview Drive

   Lone Tree, CO 80124

Eligibility

2. The following are true for Targeted Shopping Solutions, Inc.:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   James Mulford

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/08/2008	Present	Targeted Shopping Solutions, Inc.	President & CEO
01/01/2018	04/01/2021	Targeted Shopping Solutions, Inc.	Chairman

Work experience: https://linkedin.com/in/jim-mulford-b1a0614 Short Bio: Mr. Mulford has over 40 years of experience in the delivery, management, and leadership of professional services. He was co-founder of a large (over 300 employees) systems integrator (SSDS, Inc.) and technology-enabled recruitment solutions company (Knowledge Workers, Inc.) and participated in the successful sale of both companies. He has held executive and operational management positions with the USAF, Verizon, and SSDS. He received a BS in Computer Science from the USAF Academy, and a MS in Information Systems from UCLA.

Name
David Sterling

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/09/2021	Present	Targeted Shopping Solutions, Inc	Chairman & Director
03/01/2021	Present	National Capital Wing	Commander

Short Bio: Mr. Sterling is a 20-year veteran of the U.S. Air Force where he earned the rating of master navigator with more than 3,000 hours in the C-141A, HC-130H/P/N, T-43A, and EC-130H Compass Call aircraft. He also taught at the USAF Academy. After transition to the acquisition career field, he was the program manager. His final Air Force assignment was as the Director of Management Support for all Air Force Tactical Acquisition Programs including aircraft, weapons, and mission systems. After retiring from the Air Force, Col Sterling was a key member of the Motorola team to establish IRIDIUM as a worldwide cellular telephone system. Later, he joined Adroit Systems as a program manager and subsequently Vice President providing consulting services to the Department of Defense in the areas of airborne and space intelligence and reconnaissance.

Name
Michael Flanagan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/01/2015	07/01/2019	Jeppesen	Senior SW Engineer
01/01/2000	Present	Flanagan Consulting	Principal
01/08/2008	Present	Targeted Shopping Solutions, Inc.	Vice President of Technology and COO

Work experience: https://linkedin.com/in/mjflanagan Short bio: Mr. Flanagan has provided senior VP technology leadership since the company founding in 2008 and currently serves as Senior Vice President of Technology and COO for Targeted Shopping Solutions, Inc. (dba acQyr eXchange). He has over 40 years of work experience, including project management and technical analysis, design, architecture, and implementation experience for large companies and the United States Air Force. He was a co-founder of International Software Corporation and served as Vice President for System Architecture and Development. He has served as a senior consultant for large, complex design and implementation projects. Mr. Flanagan earned his BS degree from the USAF Academy, his MS degree from UCLA, and MBA from Regis University.

Name

Roderick McLean

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/01/2019	Present	Targeted Shopping Solutions, Inc.	Director & Corporate Secretary
06/01/2011	Present	Universal Lending Corp	Senior Loan Officer

Short bio: Mr. McLean has over 40 years of experience in real estate, with expertise in development, loan origination, financing, marketing, and selling of real estate. As a business leader, he has started, led, managed, and grown his own business. He has previously been a licensed broker-dealer, with specialization in the bond and real estate markets. Since 1972, he has been a licensed real-estate agent and loan originator. He received his Mortgage Originator license when they first became a requirement of the state in 2009.

Name
William Wilson

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2013	01/01/2018	Targeted Shopping Solutions, Inc.	Senior Consultant
01/01/2018	Present	Targeted Shopping Solutions, Inc.	Chief Marketing Officer

Work experience: https://linkedin.com/in/wywilson Short Bio: Mr. Wilson has provided senior VP marketing leadership for the company since 2013 and currently serves as the Chief Marketing Officer for Targeted Shopping Solutions, Inc. (dba acQyr eXchange). He has over 40 years of marketing strategy and communications experience as a corporate executive and independent consultant to clients ranging from startups to Fortune 100 companies. He is a SaaS start-up marketing expert and former CMO of an Inc. 5000 fastest growing company (#1266). He received a BS In Journalism from Northern Illinois University and an MS in Communications from the Illinois Institute of Technology.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

David E. Sterling Living Trust

Securities: 21,410,000

Class:	Common Stock
Voting Power:	24.9%

David E. Sterling Living Trust

Securities:	1,373,333
Class:	Preferred Stock
Voting Power:	24.9%

K. Mulford & related

Securities:	18,158,456
Class:	Common Stock
Voting Power:	21.9%

K. Mulford & related

Securities:	1,083,334
Class:	Preferred Stock
Voting Power:	21.9%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Mission Statement: Our mission is to become the market-leading exchange for rewarded digital assets; one exchange for easily and quickly offering, tracking, exchanging, and redeeming issued digital rewards into local currency. We plan to deliver our acQyr eXchange (QX) to multiple markets, initially focusing our offering on the mobile and video gaming market. Company Philosophy and Vision: We are driven to bring value to our shareholders, customers, employees, and business partners. We value honesty, ethical business practices, hard work, priority time with our families, and service to others. We strive to deliver a superior offering to our customers that could positively impact their revenues and profits. In turn, we expect to deliver an attractive return on investment to our investors, employees, and business partners. Company History: Our mission and QX offering have a strong foundation of research, development, pilots, partnerships, and IP for the real-time issuance and redemption of digital reward value in markets that effectively apply loyalty rewards to attract, engage, and retain their customers. It all began when Targeted Shopping Solutions, Inc. (TSS), the Corporate entity for QX, was founded to solve the reward redemption challenges facing small-to-mid sized retailers: How do small retailers issue, manage, track, and redeem sales promotion offers and coupons? SMB owners did it manually, if at all. TSS developed the ShopMyNeighborhoodTM (SMN) program to automate the process for these smaller retailers and to provide an easy-to-use, real-time solution for their customers. SMN electronically enabled owners to define offers and instantly redeem them on their existing point-of-sale terminals. Partnering with MasterCard®, SMN issued shoppers a branded prepaid card where loyalty rewards were redeemed, accumulated, and spent. The key to SMN was that it was a coalition loyalty rewards program. Shop owners on Main Street could all sign up and share customers and offer the same rewards and redemption platform, making their loyalty programs more valuable to shoppers. However, the high cost of customer acquisition and the market entry of household-name competitors led TSS to pivot in late 2018. The TSS team researched and identified that using the Company's existing IP and technology for issuing, tracking, exchanging, and redeeming digital reward value represented a significant opportunity, and the pivot was made to the acQyr eXchange. Having invested over $7.0 million into the research, development, piloting, and integration of the core technology platform, TSS was well positioned to bring our competitive IP to markets that use personalized offers and digital rewards to increase the lifetime value of their customers. Company Goals: The Company's short and long-term goals are focused on delivering value to our shareholders, customers, employees, and business partners. In 2022, our five primary goals are: (1) Onboard 8 game publishers/partners and their gamers onto QX. (2) Attract a QX membership of 300,000 gamers by Q2 of 2022. (3) Significantly update our QX app and server to deliver personalized offers and rewards through our proprietary technology suite – Phase 2. (4) Enhance our Offering to add member redemption options, as well as value-added services and rewards for our premium membership – Phase 3. (5) Successfully complete our 2021-22 funding round to allow us to achieve Q1 2022 goals and be positioned for market expansion in 2023 and beyond. Our five primary long-term goals include: (1) Position QX as the preferred marketing platform for game publishers seeking to apply personalized offers and rewards to reduce customer acquisition costs (CAC) and increase Life Time Value (LTV). (2) Have a minimum of 60 game publishers and 4 million members using QX by 2024, allowing us to achieve healthy revenues, EBITDA, and net profits. (3) Be positioned to rapidly expand QX across the mobile and video gaming industry, including international expansion. (4) Be positioned to bring QX to other markets, including the travel & leisure industry, online and financial services market, and retail industry. (5) Be an attractive M&A target within our served industries, as well as for major online marketing and infrastructure platform businesses. Industry: Our Offerings operate within the marketing & advertising services industry, with a focus on technology platforms that provide for the issuance, exchange, and redemption of digital rewards for the purpose of acquiring new customers and retaining existing customers longer. Target Market: Our primary market for our initial delivery of QX is the mobile and video gaming industry. As we achieve success in this market, we may expand into other markets that have the need for QX, including the travel & leisure industry, online & financial markets, and retail. Our Market Offering: acQyr exchange is a fintech platform for issuing, tracking, exchanging, and redeeming loyalty rewards across multiple rewards programs in any market. Our first entry is in the mobile and video gaming industry to help game publishers increase retention and grow revenue through personalized offers and loyalty rewards. Other markets will include retailers, travel and leisure companies, and financial services firms. We are bringing our platform to the gaming industry in three phases. Phase 1 has been launched, allowing for the exchange of in-game issued rewards and subsequent redemption for cash. During Q1 of 2022, we plan to release our Phase 2 personalized rewards offer engine and premium member value added services. During Phase 3, we plan to introduce multiple redemption options to bring further value to our offering. The Business Problem that Our Offering Solves: The mobile and video gaming industry is currently experiencing double digit annual growth. Over 2.7 billion gamers worldwide and three out of four people in the United States are fueling this growth. It is estimated that 250 new games are introduced every day! While great for the industry, it now costs more to acquire new customers (CAC) and to retain gamers longer to increase LTV. Social media, app stores, gaming platforms, and other marketing methods are proving to be less effective and more costly across the industry. QX delivers a well proven method of issuing targeted offers and rewards to attract new customers and retain existing ones; thereby lowering CAC increasing LTV. In the retail industry, loyalty programs have been proven to increase sales and profits, reduce churn, and lower the cost of acquiring new customers for nearly 70 years. That's why more than 90% of retail companies have some sort of loyalty program according to Accenture. 75% of consumers say they are likely to make another purchase after receiving an incentive according to a study at Wirecard. According to a recent study from Experian, 75% of U.S. companies with loyalty programs generate a return on investment. Do rewards work in the gaming world? A study performed by Versus showed a 34% increase in League of Legends playtime after the introduction of rewards. And a Google study showed that 38% of app users will come back if they're offered a reward on a certain service. According to these studies, offering targeted gaming rewards works. Our Intellectual Property: For the past several years, we have been developing a sophisticated technology platform for issuing, tracking, exchanging, and redeeming personalized offers and digital rewards. The platform has been architected to be effective in any industry that uses loyalty rewards to reduce CAC and increase LTV of customers. We have piloted and vetted our IP within the retail industry and know it works. We believe that bringing our market solution to the mobile and video gaming industry now will take maximum advantage of our IP: • First-mover advantage on infrastructure and solution development. • Prior experience with an extensively tested multi-issuer loyalty rewards program in the retail space with hundreds of issuers and thousands of consumers. • Executing a business model we know well and have the expertise and experience to successfully launch and grow. • Expertise and experience with the needed real-time integration, interfaces, and infrastructure necessary to deploy our offering across hundred of games and millions of gamers. • An AI engine for targeting game owner offers to the right gamers and the right time. • A pay-for-performance strategy, with an accessible dashboard for demonstrating to game owners the reduction of CAC and increase of LTV for their games and gamers. • During Phase 2 and 3 of our market launch, we plan to establish an event-sharing infrastructure through which our game owner partners can share in-game events with QX for tracking offer accomplishment and reward issuance. We will explore this IP becoming an industry standard for the gaming industry, including filing of patent protection, as applicable. Our Pricing Strategy: We generate our revenues from four primary sources: (1) small transaction fees (similar to currency exchange fees) for exchanging and redeeming in-game and issued rewards, (2) premium membership fees, (3) QX issuer fees for issuing, tracking, and redeeming targeted offers, and (4) premium service revenue-sharing with other fintech and value-added delivery companies that bring enhanced services to our premium members. Our transaction fees allow QX members to get access to their in-game rewards in real time and to avoid losing the value of these rewards over time or to face lengthy delays in gaining access to those in-game rewards. After exchanging their in-game rewards for acQyr Cash, the QX members can redeem their acQyr Cash for local currency. Small monthly membership fees are offered to our freemium members that reduce their transaction fees and deliver a suite of expanding value-added services (in-market cash back rewards, discounted purchases, monthly bonus rewards, debit cards, and other fintech services). We receive a portion of the revenues of the delivered value-added services from our premium service partners. We also receive pay-for-performance fees from those game owners who use our platform to issue targeted offers to increase their gamer long-term value (LTV) at a reduced customer acquisition cost (CAC). B2B2C Marketing & Sales Strategy: Our marketing strategy focuses on acquiring game owners (publishers/developers) as partners (our primary customer). In turn, we access their games and gamers to drive our QX membership and grow our revenues. To attract game owners, we are employing an industry insider to identify likely partners and to introduce QX to them. We are then able to present our business case to these likely partners and sign a Letter of Intent to move forward with them. As we grow the number of game owner partners, we plan to expand the QX reach across the gaming industry. Gamers can join QX for free (freemium business model). They are only charged a small transaction fee, when they redeem issued rewards for cash. As gamers use QX, we market premium membership options to our members, offering value-added services that incent our freemium members to upgrade to premium membership, with a small monthly fee. Game owners can become QX partners with no upfront costs. They do commit to integrating our Software Development Kit (SDK) and APIs into their participating games. QX partners that use our targeted offers engine to enhance the monetization within their games only pay-for-results (at the time of reward issuance). In addition, we share a portion of premium membership fees for any gamers that originally join QX from one of the partner's connected games. During Phase 2 and 3 of our market expansion in 2022, we will partner with other businesses that offer value-added services that bring enhanced value to our premium members. We have already begun discussions with some of these potential partners, including very large cashback reward programs in the retail market, as well as blockchain-enabled digital offer solutions within the major brands marketplace. Besides these value-added services driving our premium membership revenues, we will also share in the marketing fees and revenues of the value-added partners.

acQyr eXchange currently has 4 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Targeted Shopping Solutions, Inc. speculative or risky:

    1. Significant Prior Investment with Limited Operating Revenue The Company has been operating since 2008. During the period 2008-2018, the Company invested heavily into research, development, pilots, technology, market launch plans, and competitive analysis for delivering the issuance and redemption of digital loyalty rewards in multiple markets. Through the Company's R&D, market preparation, partnerships (including MasterCard), pilots, and tests, the Company believed that it was positioned to deliver a coalition loyalty rewards program for small to mid-sized retail locations. The Company raised private investments through a friends and family round (accredited investors), including equity and debt. Over $7.5 million has been previously invested into the Company's Intellectual Property (IP), R&D, and preparation to launch a coalition loyalty program (ShopMyNeighborhoodTM) for small-to-mid sized retailers. In early 2018, the Company decided to halt this planned market launch due to launch funding requirements, depth of competition, and changing market conditions.

    2. Lack of Operating History in Business Pivot The Company has limited operating history in the planned market launch of acQyr eXchange (QX) for the mobile/video gaming market. While the Company's past investment in IP and market research are transferrable to the planned market offering and launch, there is no assurance that the Company can successfully deliver the planned offering and expand it to a profitable and growing operation.

    3. Assumptions Underlying Business Plan The Company's business plan and financial projections are based upon numerous assumptions which may later prove to be incorrect, including but not limited to the assumption that game publishers and gamers will adopt the Company's offers and rewards program system. The ability to adhere to the business plans will depend upon a variety of factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plans and may elect to adopt other strategies based upon changes in circumstances and/or market conditions. The financial projections contained herein and in the business plan are based entirely upon management's assumptions and should not be considered as a forecast of actual revenues. Actual operating results may be materially different.

    4. Consumer Demand While the video/mobile gaming market is very large (over 2.7 billion gamers world-wide), there is no assurance that game owners and gamers will adopt QX at the rate at which we are projecting in our business plan and financial projections. Our ability to launch and grow at projected rates is dependent upon our success in securing game owner partners and their affiliated gamers, as well as their active participation in using QX as their primary method to exchange and redeem in-game rewards.

5. No Customers Yet Operating On the Initial Offering (Version 1.1) While the Minimum Viable Product (v 1.1) has been developed, tested, and launched for market use, and while we have had ten publishers sign our non-binding Letter of Intent to partner with us, we have not yet completed the steps to finalize our initial game publishers and developers as our customers. We have signed agreements and have initiated these steps with two publishers and will continue to onboard customers during the remainder of 2021 and into 2022. However, we will not fully understand the acceptance of our offering by game publishers, developers, and gamers until we are executing on our agreements with game publishers and developers and are beginning to generate revenues from our market offering.

6. Dependence Upon Contractors and Other Development Consultants. For our market launch and expansion, we are relying on both in-house staff and key contractors to develop, test, and deliver our QX market offering. There is no assurance that our staff, contractors and consultants will deliver the contracted items within budget, on time, or with the correct functionality. In addition, we must market a portion of our QX members to upgrade to premium services to generate additional fees and revenues. This requires the ongoing addition of value-added partner services. If we cannot contract and integrate those value-added services into our offerings, then our premium service revenues will be adversely impacted.

7. Changes in the Costs of Key Operating Resources Company's profitability is dependent upon its ability to anticipate and react to changes in the costs of key operating resources, including equipment, raw materials, labor, and other supplies and services. Various factors beyond Company's control, including adverse weather, pandemics, and general marketplace conditions, may affect the availability and cost of key operating resources. The impact of inflation or market conditions can materially and adversely affect Company's operations. There can be no assurance that Company will be able to generate increases in sales in amounts sufficient to offset inflationary or other costs pressures.

8. Need for Additional Capital The Company is seeking to raise $350,349 in the Offering. Continuation of the Company's operations once those funds have been consumed will require the generation of sufficient revenues from sales (of which there can be no assurance) or may require the obtaining of additional debt or equity financing (which may or may not be available to Company). Any additional equity financing required by the Company would have the effect of diluting the ownership percentages of the shareholders of the Company. If such additional financing is needed but cannot be obtained, the Investors may lose their entire investment. The Company's ability to obtain future financing, including debt financing, may be restricted by interest rates, the regulatory environment, laws and rules affecting the Company's business. In addition, the Company's ability to obtain future financing may be restricted by the fact that the Offering is being conducted in reliance on certain exemptions from the registration requirements of the Securities Act and their equivalents in various states. In order to ensure the continuing effectiveness of these exemptions, the Company may have to limit the amount of funds that it raises from certain types of Investors for a period of time following the closing of the Offering. If the Company does not receive the full $350,349 of this Offering, the need for additional financing for the remainder of 2021 and early 2022 may be required sooner and we may not be able to secure the additional required funding in a timely manner. The company is currently considering private offers for raising additional capital from accredited investors through issuance of preferred shares and attached warrants.

9. Significant Prior Debt and Deferred Compensation During the years of research, development, and preparation for this market launch of QX, the Company relied upon equity investments and loans from management, accredited investors (friends and family round), and key business partners. Approximately $3.2 million in long-term debt and $2.2 million in deferred compensation are current obligations of the Company. While creditors for this debt and employees owed deferred compensation have not demanded repayment of this debt or deferred compensation, we cannot provide assurance that such demands will not occur.

10. Competition The video/gaming marketplace is large and growing, which can spawn

significant large and successful competitors moving into our area of market offering. While exchanges for redeeming in-game rewards are not prevalent at this time, new and existing competitors can emerge from large game publishers, game platforms, fintech providers, and other market exchanges. We do not have patents that would preclude larger competitors from entering our marketplace. Further, early success with our offering can attract new, well-funded competitors that can heavily invest and adversely impact our ability to meet our financial projections.

11. Dependence upon Key Technologies and Platforms The Company delivers its Offering using several key technology platforms and services, including Amazon's AWS cloud computing services, Microsoft's Teams collaboration environment, Apple and Google mobile offerings, and many modern development, integration, and operations hardware and software suites. Significant changes in technology platforms and/or services, including technology upgrades, pricing, terms and conditions, privacy statements, or regulatory adjustments could adversely impact our ability to develop, deploy, and expand our offerings to the mobile and video gaming market.

12. Dependence upon Key Employees and Management The success of the Company will be largely dependent on the efforts of certain key personnel of the Company, including Jim Mulford, President, Mike Flanagan, VP of Technology, and Bill Wilson, Chief Marketing Officer. The loss of any of their services could have a material adverse effect on the Company. The Company has not entered into any employment agreements with any employee. Furthermore, the success of the Company will be dependent upon hiring and retaining qualified personnel. The competition for qualified personnel is intense and, accordingly, there can be no assurance that the Company will be able to retain or hire such personnel.

13. Investors Not Independently Represented The Company has not retained independent counsel for prospective Investors in this Offering. Attorneys assisting in the preparation of this Memorandum including, but not limited to, the law firm of Foster Graham Milstein & Calisher LLP, represent only the Company and do not represent any Investor.

14. Present Litigation Currently Involving the Company's Business As of the date of this Memorandum, the Company is not a party to any lawsuit or other legal action. No assurances can be given, however, that the Company will not be involved in future litigation or other legal action arising out of its business activities. Some business activities of the Company may involve routine legal action. The Company will engage outside counsel as needed to provide advice and guidance on regulatory and other legal issues. Nevertheless, no assurance can be given that the Company will not be involved in future extra-ordinary litigation.

15. Risks from Pandemics We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are

highly uncertain and cannot be predicted.

16. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

17. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

18. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

19. We have not yet determined if the acQyr eXchange may be subject to the Financial Criminal Enforcement Network (FinCEN) and/or state regulator guidance relative to money transmitter obligations. FinCEN and state guidance generally define regulated virtual currency as one that (1) has equivalent value in fiat currency or (2) acts as a substitute for fiat currency. Loyalty rewards and other digital assets have generally not been classified as convertible virtual currency, but rather as rebates or discounts. A recent court case (KONSTANTIN ANIKEEV AND NADEZHDA ANIKEEV, Petitioners v. COMMISSIONER OF INTERNAL REVENUE, Respondent, Feb 23, 2021: https://s.wsj.net/public/resources/documents/anikeevopinion.pdf) ruled that the issuance of rewards could not be construed as taxable income. As stated by The Wise Marketer Staff on March 9, 2021 (https://thewisemarketer.com/loyalty-strategy/what-would-happen-to-customer-loyalty-if-rewards-currency-became-taxable/), "We think it is reasonable that rewards earned continue to be treated as discounts or rebates, as opposed to income." We will continue to assess this risk area and determine if we must take additional actions, including obtaining money transfer licenses, to comply with FinCEN, state, and international guidance and rulings related to convertible virtual cuuency. Taking such additional actions could create a significant cost and time effort for which we have not budgeted. It is, therefore, possible, that we could not take the required additional actions and be subject to regulatory enforcement. In addition, if regulators determine that we are in violation of current regulations, such determination could adversely impact our financial performance, including not being able to continue our business operations.

20. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

21. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act.

Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

22. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

23. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

24. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of

Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

25. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

26. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

27. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

28. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

29. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

30. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Targeted Shopping Solutions, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $350,349 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

   The proceeds from this offering will be applied (1) to the ongoing acquisition of game publishers and gamers for our marketing offering (acQyr eXchange), (2) development and deployment of our phase 2 and 3 upgrades to our platform for 2022 and beyond expansion, (3) ongoing payroll for our staff and key consultants, and (4) general & administrative costs, including funding fees. Details of our planned allocation of funds are listed below. We intend to conduct rolling closes to incrementally fund our market launch and expansion.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$17,167
Outsourced Development Team	$4,510	$82,682
Phase 2-3 Tech Deployment	$0	$29,079
Game Publisher Acquisition	$0	$36,436
Gamer Acquisition	$0	$18,218
Customer Service	$0	$46,246
Tech Team Staffing	$0	$25,225
Marketing-Sales Team Staffing	$0	$32,933
Operations Team Staffing	$0	$39,239
General & Administrative	$5,000	$23,124
Total Use of Proceeds	**$10,000**	**$350,349**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Targeted Shopping Solutions, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

    We are issuing Securities at an offering price of $0.10 per share.

14. Do the securities offered have voting rights?

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	150,000,000	86,004,981	Yes	1 vote per share
Preferred Stock	10,000,000	5,436,170	Yes	1 vote per share

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrants 1	The warrants have an exercise price of $0.01 per share and expire on December 31, 2021.	1,483,330
Warrants KiwiTech	The warrants have an exercise price of $0.1 per share and expire on April 9, 2036. The issuer compensates KiwiTech with a combination of cash and warrant agreements for outsourced development services.	861,900
Warrant 3	The warrants have an exercise price of $0.01 per share and expire on December 31, 2022.	2,100,000
Warrant 4	The warrants have an exercise price of $0.01 per share and expire on May 07, 2022.	1,467,200

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion. In addition, the outstanding Warrant Agreements if exercised will dilute your ownership in the company.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

One dollar ($1.00) in dividends/share will be paid to Preferred shareholders, as follows: a. 2% of quarterly gross revenues from the Company shall be accrued on a pro-rata basis to all outstanding shares of Series A Stock within 45 days of the end of each quarter, beginning with the completion of the first quarter in 2021, until $1.00/share has been accrued and paid. The payment of dividends conditioned upon the Company's net income and sufficient cash funds available after investment in the TSS business and shall be accrued and distributed in accordance with applicable corporate law and fiduciary duties to the

Company; b. any remaining unpaid dividends shall be accrued and distributed on or before December 31, 2023, so long as the conditions for accrual stated above are met.;

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

    The Company's bylaws can be amended by the shareholders of the Company, and Directors can be added or removed by Shareholder vote. As minority owners, the Netcapital investors are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    At the issuer's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

    Netcapital investors will likely always have a minority stake in the Company. The top six investors currently control over 75% of the ownership and could vote for future actions that might adversely impact the investors in this Offering. As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:

    - additional issuances of securities,
    - issuer repurchases of securities,
    - a sale of the issuer or of assets of the issuer or
    - transactions with related parties?

    To secure additional future capital, all Company shareholders could be further diluted through the issuance of additional shares of securities. The Company will likely issue additional preferred shares and attached warrants that will provide terms and conditions not available to holders of common share securities. The Company does not anticipate the future repurchase of outstanding securities, but the Company could elect to take such action in the future. If we repurchase securities, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock, if any, would decline. The Company, with shareholder approval, may execute a future sale transaction of the Company or of assets of the Company. A sale of our Company or of the assets of our Company may result in an entire loss of your investment. We cannot predict the market value of our Company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. No transactions with related parties are anticipated, but could occur as part of a future event.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	JB Smith Family Enterprises, LLLC
Amount Outstanding:	$1,040,200
Interest Rate:	4.0%
Maturity Date:	March 31, 2025
Other Material Terms:	

Repayment is scheduled to align with available funds, beginning 03/31/2021 and ending no later than 03/31/2025. If Company has raised $1,000,000 between 03/31/2021 and 03/31/2022 (the Equity Securities), creditor can elect to convert a portion of the amount due to Equity Securities, at the same price and terms as the Equity Securities. The total Equity Securities that will be issued as the result of all Note Holder elections to convert cannot exceed 50% the total Equity Securities issued for the Qualified Financing. If elections to convert by all Note Holders exceed 50% of the total issuance of Equity Securities for the Qualified Financing, then issuance of Equity Securities to the Note Holders will be prorated proportional to each Note Holder's election.

Creditor(s):	Sales Focus, Inc.
Amount Outstanding:	$473,765
Interest Rate:	4.0%
Maturity Date:	March 31, 2025
Other Material Terms:	

Repayment is scheduled to align with available funds, beginning 03/31/2021 and ending no later than 03/31/2025. If Company has raised $1,000,000 between 03/31/2021 and 03/31/2022 (the Equity Securities), creditor can elect to convert a portion of the amount due to Equity Securities, at the same price and terms as the Equity Securities. The total Equity Securities that will be issued as the result of all Note Holder elections to convert cannot exceed 50% the total Equity Securities issued for the Qualified Financing. If elections to convert by all Note Holders exceed 50% of the total issuance of Equity Securities for the Qualified Financing, then issuance of Equity Securities to the Note Holders will be prorated proportional to each Note Holder's election.

Creditor(s):	Roderick and/or Jeanette McLean
Amount Outstanding:	$402,831
Interest Rate:	4.0%
Maturity Date:	March 31, 2025
Other Material Terms:	

Repayment is scheduled to align with available funds, beginning 03/31/2021 and ending no later than 03/31/2025. If Company has raised $1,000,000 between 03/31/2021 and 03/31/2022 (the Equity Securities), creditor can elect to convert a portion of the amount due to Equity Securities, at the same price and terms as the Equity Securities. The total Equity Securities that will be issued as the result of all Note Holder elections to convert cannot exceed 50% the total Equity Securities issued for the Qualified Financing. If elections to convert by all Note Holders exceed 50% of the total issuance of Equity Securities for the Qualified Financing, then issuance of Equity Securities to the Note Holders will be prorated proportional to each Note Holder's election.

Creditor(s):	Craig Gardiner
Amount Outstanding:	$367,209
Interest Rate:	4.0%
Maturity Date:	March 31, 2025

Other Material Terms:

Repayment is scheduled to align with available funds, beginning 03/31/2021 and ending no later than 03/31/2025. If Company has raised $1,000,000 between 03/31/2021 and 03/31/2022 (the Equity Securities), creditor can elect to convert a portion of the amount due to Equity Securities, at the same price and terms as the Equity Securities. The total Equity Securities that will be issued as the result of all Note Holder elections to convert cannot exceed 50% the total Equity Securities issued for the Qualified Financing. If elections to convert by all Note Holders exceed 50% of the total issuance of Equity Securities for the Qualified Financing, then issuance of Equity Securities to the Note Holders will be prorated proportional to each Note Holder's election.

Creditor(s):	Mindsites
Amount Outstanding:	$200,497
Interest Rate:	4.0%
Maturity Date:	March 31, 2025

Other Material Terms:

Repayment is scheduled to align with available funds, beginning 03/31/2021 and ending no later than 03/31/2025. If Company has raised $1,000,000 between 03/31/2021 and 03/31/2022 (the Equity Securities), creditor can elect to convert a portion of the amount due to Equity Securities, at the same price and terms as the Equity Securities. The total Equity Securities that will be issued as the result of all Note Holder elections to convert cannot exceed 50% the total Equity Securities issued for the Qualified Financing. If elections to convert by all Note Holders exceed 50% of the total issuance of Equity Securities for the Qualified Financing, then issuance of Equity Securities to the Note Holders will be prorated proportional to each Note Holder's election.

Creditor(s):	Gil Guarino Trust
Amount Outstanding:	$132,374
Interest Rate:	4.0%
Maturity Date:	March 31, 2025
Other Material Terms:	

Repayment is scheduled to align with available funds, beginning 03/31/2021 and ending no later than 03/31/2025. If Company has raised $1,000,000 between 03/31/2021 and 03/31/2022 (the Equity Securities), creditor can elect to convert a portion of the amount due to Equity Securities, at the same price and terms as the Equity Securities. The total Equity Securities that will be issued as the result of all Note Holder elections to convert cannot exceed 50% the total Equity Securities issued for the Qualified Financing. If elections to convert by all Note Holders exceed 50% of the total issuance of Equity Securities for the Qualified Financing, then issuance of Equity Securities to the Note Holders will be prorated proportional to each Note Holder's election.

Creditor(s):	Bernard and Tina Wildes
Amount Outstanding:	$100,327
Interest Rate:	4.0%
Maturity Date:	March 31, 2025
Other Material Terms:	

Repayment is scheduled to align with available funds, beginning 03/31/2021 and ending no later than 03/31/2025. If Company has raised $1,000,000 between 03/31/2021 and 03/31/2022 (the Equity Securities), creditor can elect to convert a portion of the amount due to Equity Securities, at the same price and terms as the Equity Securities. The total Equity Securities that will be issued as the result of all Note Holder elections to convert cannot exceed 50% the total Equity Securities issued for the Qualified Financing. If elections to convert by all Note Holders exceed 50% of the total issuance of Equity Securities for the Qualified Financing, then issuance of Equity Securities to the Note Holders will be prorated proportional to each Note Holder's election.

Creditor(s):	Michael Prudhomme
Amount Outstanding:	$100,327
Interest Rate:	4.0%
Maturity Date:	March 31, 2025

Other Material Terms:

Repayment is scheduled to align with available funds, beginning 03/31/2021 and ending no later than 03/31/2025. If Company has raised $1,000,000 between 03/31/2021 and 03/31/2022 (the Equity Securities), creditor can elect to convert a portion of the amount due to Equity Securities, at the same price and terms as the Equity Securities. The total Equity Securities that will be issued as the result of all Note Holder elections to convert cannot exceed 50% the total Equity Securities issued for the Qualified Financing. If elections to convert by all Note Holders exceed 50% of the total issuance of Equity Securities for the Qualified Financing, then issuance of Equity Securities to the Note Holders will be prorated proportional to each Note Holder's election.

Creditor(s):	William Wilson
Amount Outstanding:	$67,063
Interest Rate:	4.0%
Maturity Date:	March 31, 2025

Other Material Terms:

Repayment is scheduled to align with available funds, beginning 03/31/2021 and ending no later than 03/31/2025. If Company has raised $1,000,000 between 03/31/2021 and 03/31/2022 (the Equity Securities), creditor can elect to convert a portion of the amount due to Equity Securities, at the same price and terms as the Equity Securities. The total Equity Securities that will be issued as the result of all Note Holder elections to convert cannot exceed 50% the total Equity Securities issued for the Qualified Financing. If elections to convert by all Note Holders exceed 50% of the total issuance of Equity Securities for the Qualified Financing, then issuance of Equity Securities to the Note Holders will be prorated proportional to each Note Holder's election.

Creditor(s):	Kurt Vaag
Amount Outstanding:	$29,508
Interest Rate:	4.0%
Maturity Date:	March 31, 2025

Other Material Terms:

Repayment is scheduled to align with available funds, beginning 03/31/2021 and ending no later than 03/31/2025. If Company has raised $1,000,000 between 03/31/2021 and 03/31/2022 (the Equity Securities), creditor can elect to convert a portion of the amount due to Equity Securities, at the same price and terms as the Equity Securities. The total Equity Securities that will be issued as the result of all Note Holder elections to convert cannot exceed 50% the total Equity Securities issued for the Qualified Financing. If elections to convert by all Note Holders exceed 50% of the total issuance of Equity Securities for the Qualified Financing, then issuance of Equity Securities to the Note Holders will be prorated proportional to each Note Holder's election.

Creditor(s):	Luke Walton
Amount Outstanding:	$16,532
Interest Rate:	4.0%
Maturity Date:	March 31, 2025

Other Material Terms:

Repayment is scheduled to align with available funds, beginning 03/31/2021 and ending no later than 03/31/2025. If Company has raised $1,000,000 between 03/31/2021 and 03/31/2022 (the Equity Securities), creditor can elect to convert a portion of the amount due to Equity Securities, at the same price and terms as the Equity Securities. The total Equity Securities that will be issued as the result of all Note Holder elections to convert cannot exceed 50% the total Equity Securities issued for the Qualified Financing. If elections to convert by all Note Holders exceed 50% of the total issuance of Equity Securities for the Qualified Financing, then issuance of Equity Securities to the Note Holders will be prorated proportional to each Note Holder's election.

Creditor(s):	Michael Flanagan
Amount Outstanding:	$13,503
Interest Rate:	4.0%
Maturity Date:	March 31, 2025

Other Material Terms:

Repayment is scheduled to align with available funds, beginning 03/31/2021 and ending no later than 03/31/2025. If Company has raised $1,000,000 between 03/31/2021 and 03/31/2022 (the Equity Securities), creditor can elect to convert a portion of the amount due to Equity Securities, at the same price and terms as the Equity Securities. The total Equity Securities that will be issued as the result of all Note Holder elections to convert cannot exceed 50% the total Equity Securities issued for the Qualified Financing. If elections to convert by all Note Holders exceed 50% of the total issuance of Equity Securities for the Qualified Financing, then issuance of Equity Securities to the Note Holders will be prorated proportional to each Note Holder's election.

Creditor(s):	Michelle Kastner
Amount Outstanding:	$11,885
Interest Rate:	4.0%
Maturity Date:	March 31, 2025

Other Material Terms:

Repayment is scheduled to align with available funds, beginning 03/31/2021 and ending no later than 03/31/2025. If Company has raised $1,000,000 between 03/31/2021 and 03/31/2022 (the Equity Securities), creditor can elect to convert a portion of the amount due to Equity Securities, at the same price and terms as the Equity Securities. The total Equity Securities that will be issued as the result of all Note Holder elections to convert cannot exceed 50% the total Equity Securities issued for the Qualified Financing. If elections to convert by all Note Holders exceed 50% of the total issuance of Equity Securities for the Qualified Financing, then issuance of Equity Securities to the Note Holders will be prorated proportional to each Note Holder's election.

Creditor(s):	Brent Garfield
Amount Outstanding:	$8,197
Interest Rate:	4.0%
Maturity Date:	March 31, 2025

Other Material Terms:

Repayment is scheduled to align with available funds, beginning 03/31/2021 and ending no later than 03/31/2025. If Company has raised $1,000,000 between 03/31/2021 and 03/31/2022 (the Equity Securities), creditor can elect to convert a portion of the amount due to Equity Securities, at the same price and terms as the Equity Securities. The total Equity Securities that will be issued as the result of all Note Holder elections to convert cannot exceed 50% the total Equity Securities issued for the Qualified Financing. If elections to convert by all Note Holders exceed 50% of the total issuance of Equity Securities for the Qualified Financing, then issuance of Equity Securities to the Note Holders will be prorated proportional to each Note Holder's election.

Creditor(s):	Kevin Lees
Amount Outstanding:	$7,377
Interest Rate:	4.0%
Maturity Date:	March 31, 2025

Other Material Terms:

Repayment is scheduled to align with available funds, beginning 03/31/2021 and ending no later than 03/31/2025. If Company has raised $1,000,000 between 03/31/2021 and 03/31/2022 (the Equity Securities), creditor can elect to convert a portion of the amount due to Equity Securities, at the same price and terms as the Equity Securities. The total Equity Securities that will be issued as the result of all Note Holder elections to convert cannot exceed 50% the total Equity Securities issued for the Qualified Financing. If elections to convert by all Note Holders exceed 50% of the total issuance of Equity Securities for the Qualified Financing, then issuance of Equity Securities to the Note Holders will be prorated proportional to each Note Holder's election.

Creditor(s):	Keith Mulford
Amount Outstanding:	$102,500
Interest Rate:	4.0%
Maturity Date:	December 31, 2021

Other Material Terms:

At the Holder's option, the outstanding principal and accrued interest balance of this Note shall convert in whole into shares of Series A Preferred Stock of the Company at a conversion price of $.30 per share. A warrant to purchase 10 shares of Common Stock at a price of $.01/share for each issued Preferred Share, such warrant being exercisable by the shareholder at any time prior to December 31, 2021, shall also be issued to the Holder at the time of conversion.

Creditor(s):	David E Sterling Living Trust
Amount Outstanding:	$69,835
Interest Rate:	4.0%
Maturity Date:	December 31, 2021

Other Material Terms:

At the Holder's option, the outstanding principal and accrued interest balance of this Note shall convert in whole into shares of Series A Preferred Stock of the Company at a conversion price of $.30 per share. A warrant to purchase 10 shares of Common Stock at a price of $.01/share for each issued Preferred Share, such warrant being exercisable by the shareholder at any time prior to December 31, 2021, shall also be issued to the Holder at the time of conversion.

Creditor(s):	Green VIsta
Amount Outstanding:	$45,205
Interest Rate:	4.0%
Maturity Date:	December 31, 2021

Other Material Terms:

> At the Holder's option, the outstanding principal and accrued interest balance of this Note shall convert in whole into shares of Series A Preferred Stock of the Company at a conversion price of $.30 per share. A warrant to purchase 10 shares of Common Stock at a price of $.01/share for each issued Preferred Share, such warrant being exercisable by the shareholder at any time prior to December 31, 2021, shall also be issued to the Holder at the time of conversion.

Creditor(s):	Salaries payable to Managment
Amount Outstanding:	$2,385,588
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	

Creditor(s):	Credit line 1
Amount Outstanding:	$50,000
Interest Rate:	5.8%
Maturity Date:	No Maturity Date
Other Material Terms:	

Creditor(s):	Credit line 2
Amount Outstanding:	$21,255
Interest Rate:	9.0%
Maturity Date:	No Maturity Date
Other Material Terms:	

25. What other exempt offerings has Targeted Shopping Solutions, Inc. conducted within the past three years?

Date of Offering:	09/2020
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Preferred Stock
Amount Sold:	$514,000
Use of Proceeds:	

Proceeds were used to prepare for Phase 1 market launch of our platform and offering in the mobile/video gaming market. This included porting our technology platform to Amazon AWS cloud services, design, development, integration, test, and release of our Minimum Viable Product (version 1.0) server and mobile app for QX. We also initiate marketing and sales of our initial offering to mobile and video game developers and publishers. We used outsourced marketing and sales business partners to assist in our market launch preparation. Funds are now being applied to onboarding our initial game publishers and to continue to sign up new partners. Finally, we have worked with our outsourced technology team to define our functional requirements for phase 2 and 3 rollout in 2021 and to receive detailed estimates of our design, development, and release plans for Offering enhancements. We are also using funds to prepare for our market expansion funding round to allow us to fully execute our business plan in 2021 and beyond.

Date of Offering: 10/2021

Exemption:

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered: Common Stock

Amount Sold: $180,651

Use of Proceeds:

Proceeds have been used to market and close game publishers to launch their games on acQyr eXchange. To date, we have signed one agreement with a game publishers and have 10 additional letters of intent. Funds have also been applied for technology upgrades to our platform (outsourced development) that will added enhanced targeted offer and reward features, beginning in late 2021. Funds have also been applied to staff salaries and consulting services for connecting with game publishers, as well as technical expertise.

Date of Offering: 08/2021

Exemption: Reg. D, Rule 506(b)

Securities Offered: Preferred Stock

Amount Sold: $105,000

Use of Proceeds:

Proceeds have been used to market and close game publishers to launch their games on acQyr eXchange. To date, we have signed one agreement with a game publishers and have 10 additional letters of intent. Funds have also been applied for technology upgrades to our platform (outsourced development) that will added enhanced targeted offer and reward features, beginning in late 2021. Funds have also been applied to staff salaries and consulting services for connecting with game publishers, as well as technical expertise.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Roderick McLean & Jeanette McLean	Corporate Secretary and his wife	Convertible Note	$402,831
William Wilson	Chief Marketing Officer	Convertible Note	$67,063
Michael Flanagan	Senior VP	Convertible Note	$13,503
Keith Mulford	Brother of the CEO	Convertible Note	$102,500
David E Sterling Living Trust	Owned by the Chairman	Convertible Note	$69,835
Keith Mulford	Brother of the CEO	Warrants	$21,000
David E Sterling Living Trust	Owned by the Chairman	Warrants	$14,883

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    Targeted Shopping Solutions, Inc. is a company that is still pre-income. Our average monthly burn rate is approximately $65,000, with an average allocation of 35% towards payroll, 40% to research and development, 25% to other operating expenses. With this raise and our ongoing investments from private accredited investors, we plan to allocate a higher percentage to hiring and staffing across different teams, as well as to outsourcing and game publisher and gamer acquisitions for our business execution. We believe these activities will result in the traction we will need to court venture capital funding. We plan to continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. Our expenses for the year ended on December 31, 2020, amounted to $893,747, which resulted in an $893,747 loss. In the year ended December 31, 2020, our interest expense amounted to $174,193, we recorded a loss on the issuance of warrants of $158,000, and we recorded an impairment expense on intangible assets of $100,000. Primarily because of these non-cash expenses, our cash used in operating activities in the year ended December 31, 2020, amounted to $552,096. Our expenses for the year ended on December 31, 2019, amounted to $261,829, which resulted in a $261,829 loss. In the year ended December 31, 2019, our interest expense amounted to $173,045. Related parties have provided significant financial resources to fund the Company. Notes payable to related parties totaled $3,216,610, on December 31, 2020, and salaries payable were $2,385,588. All of the notes payable are in default and are due on demand. Management believes that none of the noteholders will call the notes and the Company is in the process of setting up new repayment terms. In May of 2021, Trylon Partners decided to convert their $72,360 into shares of preferred stock. In October of 2021, the company closed $180,651 in Reg CF capital. After the Reg CF round the issuer also raised another $105,000 via Reg D through a combination of warrant and preferred stock issuances. During this period 14.3 million warrants were converted into common stock while another 3,936,170 warrants were issued to the shareholders of the company. Currently, the company has 86,004,981 shares of common stock and 5,436,170 shares of preferred stock issued and outstanding. At this stage, we believe that a price of $0.10 per share of our common stock is appropriate.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by

Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

1. in connection with the purchase or sale of any security?;
2. involving the making of any false filing with the Commission?
3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

1. at the time of the filing of this offering statement bars the person from:
    1. association with an entity regulated by such commission, authority, agency or officer?
    2. engaging in the business of securities, insurance or banking?
    3. engaging in savings association or credit union activities?

2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
2. places limitations on the activities, functions or operations of such person?
3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering

statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Targeted Shopping Solutions, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcription: acQyr eXchange (QX) is bringing the profit-generating success of retail loyalty rewards to the gaming industry. Worldwide gaming is exploding! $2.7 billion gamers, $160 billion revenues, 10.5% CAGR in the next 5 years. Game publishers face two problems: attracting and retaining players and making money from their gamers. We have a compelling solution to both... Retail loyalty programs have a 70 year history of increasing sales and profits, reducing churn, and lowering the cost of acquiring new customers. QX enables the same program and benefits for game publishers. They choose the offers and rewards. We issue the rewards. Now publishers enjoy the same results as retailers: gaining and retaining more players, making more money from their games, problem solved! QX earns revenues from: exchange transaction fees, pay performance fees, premium membership fees, revenue share from marketing partners. QX has seasoned entrepreneurial leadership with multiple successful exits. We have: invested over $8M in technology and testing, released Qx 1.0 MVP, signed multiple LOIs with game publishers. Gaming is exploding! With just a fraction of this market - 0..2%-QX has a projected valuation of $150M in four years.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
    Pitch Deck: pitchdeck.pdf
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://www.acqyrexchange.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.